Exhibit 99.1

 Q2 2023 Update  July 25th, 2023  1

 Table of  Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  22  p.04  p.06  p.13  p.16  p.20  p.23

Executive Summary

The business performed very well in Q2, led by exceptionally strong MAU and Subscriber results. MAU net additions of 36 million were 21 million above guidance—an all-time high for the company—while Subscriber net additions of 10 million were 3 million ahead of guidance and the highest Q2 in company history. Revenue was in-line with guidance. Reported Gross Margin and Operating Loss were both primarily impacted by charges related to our actions to streamline operations and reduce costs. Excluding these items, Adjusted Gross Margin* of 25.5% was in-line and up 22 bps Y/Y (consistent with how we guided the quarter). Adjusted Operating Loss* of (€112) million was better than guidance, aided by lower marketing spend. Free Cash Flow* was €9 million in the quarter.

Overall, we are encouraged by the strength we saw in Q2 and our momentum heading into the back half of 2023.

USER & FINANCIAL SUMMARY	Q2 2022	Q1 2023	Q2 2023	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	433	515	551	27%	7%
Premium Subscribers	188	210	220	17%	5%
Ad-Supported MAUs	256	317	343	34%	8%
FINANCIALS (€M)					
Premium	2,504	2,713	2,773	11%	2%
Ad-Supported	360	329	404	12%	23%
Total Revenue	**2,864**	**3,042**	**3,177**	**11%**	**4%**
Gross Profit	704	766	766	9%	0%
Gross Margin	**24.6%**	**25.2%**	**24.1%**	--	--
Adjusted Gross Margin*	**25.3%**	--	**25.5%**	--	--
Operating (Loss)/Income	**(194)**	**(156)**	**(247)**	--	--
Operating Margin	(6.8%)	(5.1%)	(7.8%)	--	--
Adjusted Operating (Loss)/Income*	**(174)**	**(112)**	**(112)**	--	--
Adjusted Operating Margin*	(6.1%)	(3.7%)	(3.5%)	--	--
Net Cash Flows From Operating Activities	39	59	13	--	--
Free Cash Flow*	**37**	**57**	**9**	--	--

Spotify

* Adjusted Gross Margin, Adjusted Operating Loss, Adjusted Operating Margin and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

3

 All time high MAU growth and  strongest Q2 to date for Subscriber net additions  Key Highlights  Accelerating constant  currency* Revenue growth and Adjusted Gross Margin* expansion  Total Revenue grew 11% Y/Y to €3.2 billion  On a constant currency* basis, Total Revenue grew 14% Y/Y vs. 13% in Q1’23  Adjusted Gross Margin* finished at 25.5% (up 22 bps Y/Y) excluding one-time charges related to efficiency measures  Unveiled new personalized  experiences for users and tools for advertisers  MAUs grew 27% Y/Y to 551 million, 21 million above guidance. Net additions of 36 million represented our largest quarterly net addition performance in our history  All regions outperformed and saw higher MAU net additions relative to the prior year period, aided by improved retention and marketing efficiencies  Premium Subscribers grew 17% Y/Y to 220 million, 3 million above guidance  Expanded AI DJ to Premium users in the United Kingdom and Ireland  Rolled out a redesigned desktop experience and added an additional 11 new languages for users around the world  Announced a new Original podcast with Trevor Noah coming to Spotify later this year  Launched Spotify Ad Analytics, a free tool designed to provide advertisers with audio advertising measurement services  * Constant Currency adjusted measures and Adjusted Gross Margin are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  4

 Key Highlights: Actuals vs. Guidance  Premium Subscribers (M)  Users  Monthly Active Users (M)  Above  Above  551  220  Results  Q2 2023 Actuals  Guidance  530  217  Results  Q2 2023 Actuals  Guidance  Total Revenue (€B)  In-line  €3.2  €3.2  Gross Margin  ---  24.1%  25.5%  Adjusted Gross Margin*  In-line  25.5%  25.5%  Operating (Loss)/Income (€M)  ---  (€ 247)  (€ 129)  Adjusted Operating (Loss)/ Income*  Above  (€ 112)  (€ 129)  Financials  * Adjusted Gross Margin and Adjusted Operating Loss are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  5

 FINANCIAL  SUMMARY  6

 Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  USER, FINANCIAL & LIQUIDITY SUMMARY  Q2 2022  Q3 2022  Q4 2022  Q1 2023  Q2 2023  Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  433  456  489  515  551  27%  --  Premium Subscribers  188  195  205  210  220  17%  --  Ad-Supported MAUs  256  273  295  317  343  34%  --  FINANCIALS (€M)  Premium  2,504  2,651  2,717  2,713  2,773  11%  14%  Ad-Supported  360  385  449  329  404  12%  15%  Total Revenue  2,864  3,036  3,166  3,042  3,177  11%  14%  Gross Profit  704  750  801  766  766  9%  12%  Gross Margin  24.6%  24.7%  25.3%  25.2%  24.1%  --  --  Total Operating Expenses  898  978  1,032  922  1,013  13%  16%  Operating (Loss)/Income  (194)  (228)  (231)  (156)  (247)  --  --  Operating Margin  (6.8%)  (7.5%)  (7.3%)  (5.1%)  (7.8%)  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  39  40  (70)  59  13  --  --  Free Cash Flow*  37  35  (73)  57  9  --  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.6  3.7  3.4  3.5  3.5  --  --  7

 Revenue  Profitability  Free Cash Flow & Liquidity  Revenue of €3,177 million grew 11% Y/Y in Q2 (or 14% Y/Y constant currency*), reflecting:  Premium Revenue growth of 11% Y/Y (or 14% Y/Y constant currency*), led by subscriber gains; and  Ad-Supported Revenue growth of 12% Y/Y (or 15% Y/Y constant currency*)  Gross Margin was 24.1% in Q2, down 47 bps Y/Y due to €44 million in net charges primarily related to the shut down of various podcast shows and the impairment of excess real estate. Excluding these charges, Adjusted Gross Margin* was 25.5% and up 22 bps Y/Y, reflecting:  Improvement in podcast profitability, growth in Marketplace activity and Other Cost of Revenue favorability; partially offset by  Higher music royalty costs  Operating Loss of (€247) million in Q2 was impacted by €135 million in net charges. These charges include the aforementioned impact to Gross Margin and an additional €91 million related primarily to our real estate optimization plan and severance. Excluding these charges, Adjusted Operating Loss* was (€112) million and reflected:  Higher Social Charges Y/Y; and  Higher personnel costs, partially offset by lower marketing and legal costs  Free Cash Flow* was €9 million in Q2. Our liquidity and balance sheet remained strong, with €3.5 billion in cash and cash equivalents, restricted cash and short term investments. At the end of Q2, our workforce consisted of 9,473 FTEs globally.  Financial Summary  * Constant Currency adjusted measures, Adjusted Gross Margin, Adjusted Operating Loss and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  8

 Revenue  Consistent Premium growth, led by subscribers  Premium Revenue grew 11% Y/Y to €2,773 million (or 14% Y/Y constant currency*), reflecting subscriber growth of 17% Y/Y and a Premium ARPU* decline of 6% Y/Y to €4.27 (or down 3% constant currency*).  Excluding the impact of FX, ARPU performance was impacted by product and market mix.  Broad based Ad-Supported growth  Ad-Supported revenue grew 12% Y/Y (or 15% Y/Y constant currency*), reflecting double-digit Y/Y growth across nearly all regions. Music advertising revenue grew mid single-digits Y/Y, reflecting double-digit Y/Y growth in impressions sold, partially offset by softer pricing due to the macroeconomic environment. Podcast advertising revenue growth re-accelerated to more than 30% Y/Y with sold impressions across  Original and Licensed podcasts and the Spotify Audience Network hitting an all-time-high, partially offset by softer pricing. The Spotify Audience Network saw double digit Q/Q growth in participating advertisers and publishers and high single digit Q/Q growth in participating shows.  * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. ARPU means Premium Average Revenue per User.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  9

 Premium Gross Margin was 28.5% in Q2. Adjusted Premium Gross Margin* was 28.4%, down 37 bps Y/Y, reflecting Marketplace growth and Other Cost of Revenue favorability, partially offset by increased music royalty costs.  Gross Margin finished at 24.1% in Q2. Adjusted Gross Margin* was 25.5%, which excludes €44 million in net charges. Adjusted Gross Margin* was up 22 bps Y/Y, reflecting podcasting improvement, Marketplace growth and Other Cost of Revenue favorability.  Gross Margin  Podcasting improvement and Other Cost of Revenue favorability aid expansion  Ad-Supported Gross Margin was (5.7%)% in Q2. Adjusted Ad-Supported Gross Margin was 5.7%, up 458 bps Y/Y, reflecting improving podcast profitability and Other Cost of Revenue favorability, partially offset by increased music royalty costs.  *Adjusted Gross Margin is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Car Thing charge, net  Adjustments and net charges from efficiency activities  Car Thing charge, net  Adjustments and net charges from efficiency activities  Adjustments and net charges from efficiency activities  10

 Operating Expenses grew 13% Y/Y (or 16% constant currency*), driven predominantly by charges related to efficiency efforts of €91 million (contributing ~1,000 bps to Y/Y Operating Expense growth), of which roughly €83 million were related to real-estate impairments and the remaining €8 million were severance-related and other charges. Additionally, Y/Y changes in Social Charge movements of €35 million impacted Y/Y expense growth by 400 bps. All remaining Operating Expense growth reflected higher personnel costs related to Y/Y headcount growth and acquisitions, partially offset by lower marketing and legal costs in the quarter.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €25 million in the current period vs. (€10) million in the prior year period.  Operating Expenses  Primarily driven by efficiency related charges  * Constant Currency adjusted measures are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  11

 Free Cash Flow  Building and sustaining a strong balance sheet  Free Cash Flow was €9 million in Q2, a decrease Y/Y as a result of reduced favorability in net working capital specifically related to the timing of certain payments in Q2. Additionally, capital expenditures declined €3 million Y/Y to €2 million as a result of the completion of office build-outs.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged approximately €200 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. On a cumulative basis, we have generated  €1.4 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €3.5 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since the beginning of 2016.  12

 MAUS  & SUBSCRIBERS  13

 Total MAUs grew 27% Y/Y to 551 million, up from 515 million last quarter and above our guidance by 21 million. Quarterly performance versus our guidance was impacted by:  Record high net additions with outperformance across all regions led by Rest of World and Latin America  Continued improvements in Ad-Supported retention and performance marketing efficiencies  Strong growth amongst Gen Z listeners  Shifts in competitor dynamics in select developing markets  Monthly Active Users (MAUs)  14

 Our Premium Subscribers grew 17% Y/Y to 220 million, up from 210 million last quarter. Quarterly performance versus our guidance was impacted by:  Largest Q2 Subscriber net additions in company history across nearly all regions  Q2 promotional campaign contributing to subscriber upside  Outperformance across all regions, led by Europe and Latin America  Premium Subscribers  14

 PRODUCT  & PLATFORM  16

 Building the World’s #1 Audio Network  Rolled out AI DJ to Premium users in the United Kingdom and Ireland, the most commonly requested feature by users on social media.  Continued to personalize the user experience with 11 new languages and dialects across mobile, bringing the total number of languages on Spotify to 74.  Redesigned our Desktop experience with a new look for the Your Library and Now Playing views to provide a richer experience, more context, and quicker access to personal favorites.  Launched Spotify Ad Analytics, a free global measurement and reporting service for brands and agencies.  23

 Podcasting  Deepened engagement with users around the world with more than 100,000 video podcasts now available on Spotify (up from 70,000 in March 2023).  Announced a new Spotify Original launching later this year with comedian and former The Daily Show host, Trevor Noah.  Unveiled to Megaphone publishers broadcast-to-podcast technology that allows broadcast publishers to increase reach and monetization using our Whooshkaa acquisition.  23

 Music  Peso Pluma's GENESIS became the most streamed Musica Mexicana album in a week ever after its release on June 23rd.  Loreen won big at Eurovision and on Spotify: By the competition finale, “Tattoo” reached 60+ million Spotify streams globally.  For the first time ever, we allowed fans to take over and curate the editorial Latin Gen-Z driven playlist: Fuego, by submitting their curation through a unique microsite experience.  23

 OUTLOOK  23

 Outlook for Q3’23  The following forward-looking statements reflect Spotify’s expectations for Q3 2023 as of July 25, 2023 and are subject to substantial uncertainty.  Total MAUs  572 million  Implies the addition of approximately 21 million net new MAUs in the quarter  Total Premium Subscribers  224 million  Implies the addition of approximately 4 million net new subscribers in the quarter  Total Revenue  €3.3 billion  Assumes approximately 600 bps headwind to growth Y/Y due to foreign exchange rate movements; announced price increases are expected to have a minimal impact on Total Revenue in Q3  Gross Margin  26.0%  Primarily driven by Y/Y improvement in podcasting and Other Cost of Revenue  Operating (Loss)/Income  €(45) million  Assumes approximately 600 bps benefit to Operating Expense growth Y/Y due to foreign exchange movements  23

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ223. Participants also may join using the listen-only conference line by registering through the following site: https://conferencingportals.com/event/txExvogt  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Operating expense excluding foreign exchange effect, adjusted gross profit, adjusted gross margin, Premium adjusted gross margin, Ad-Supported adjusted gross margin, adjusted operating income/(loss), adjusted operating margin and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Operating expense excluding foreign exchange effect, gross profit excluding foreign exchange impact, adjusted gross margin, Premium adjusted gross margin, Ad-Supported adjusted gross margin, adjusted operating income/(loss) and adjusted operating margin are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Operating expense, gross profit, gross margin, Premium gross margin, ad-supported gross margin, operating loss, and operating margin or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or  non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to be profitable or generate positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and strategic alliances; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology structure and systems or the security of confidential information; undetected errors, bugs or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access to additional capital to support growth; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including the continuing effects of the COVID-19 pandemic, rising inflation and interest rates, financial market volatility resulting from recent bank failures, the continued conflict between Russia and Ukraine, and supply chain disruptions; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 2, 2023, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.  23

 FINANCIAL  STATEMENTS  23

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  25

 Trending Charts  Gross Profit By Segment, Gross Margin By Segment & Free Cash Flow  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  25

 32  Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  June 30, 2023  March 31, 2023  June 30, 2022  Revenue  3,177  3,042  2,864  Cost of revenue  2,411  2,276  2,160  Gross profit  766  766  704  Research and development  453  435  336  Sales and marketing  399  347  391  General and administrative  161  140  171  1,013  922  898  Operating loss  (247)  (156)  (194)  Finance income  33  27  118  Finance costs  (27)  (77)  (14)  Finance income/(costs) - net  6  (50)  104  Loss before tax  (241)  (206)  (90)  Income tax expense  61  19  35  Net loss attributable to owners of the parent  (302)  (225)  (125)  Loss per share attributable to owners of the parent  Basic  (1.55)  (1.16)  (0.65)  Diluted  (1.55)  (1.16)  (0.85)  Weighted-average ordinary shares outstanding  Basic  194,420,128  193,562,462  192,948,032  Diluted  194,420,128  193,562,462  195,859,532

 June 30, 2023  December 31, 2022  Assets  Non-current assets  Lease right-of-use assets  344  417  Property and equipment  280  348  Goodwill  1,148  1,168  Intangible assets  105  127  Long term investments  1,015  1,138  Restricted cash and other non-current assets  76  78  Deferred tax assets  15  8  2,983  3,284  Current assets  Trade and other receivables  632  690  Income tax receivable  8  5  Short term investments  866  867  Cash and cash equivalents  2,550  2,483  Other current assets  273  307  4,329  4,352  Total assets   7,312   7,636  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  4,899  4,789  Treasury shares  (262)  (262)  Other reserves  1,594  1,521  Accumulated deficit  (4,177)  (3,647)  Equity attributable to owners of the parent  2,054  2,401  Non-current liabilities  Exchangeable Notes  1,167  1,128  Lease liabilities  522  555  Accrued expenses and other liabilities  14  28  Provisions  3  3  Deferred tax liabilities  6  5  1,712  1,719  Current liabilities  Trade and other payables  893  845  Income tax payable  11  11  Deferred revenue  536  520  Accrued expenses and other liabilities  2,053  2,093  Provisions  25  26  Derivative liabilities  28  21  3,546  3,516  Total liabilities  5,258  5,235  Total equity and liabilities   7,312   7,636  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)  32

 June 30, 2023  March 31, 2023  June 30, 2022  Operating activities  Net loss  (302)  (225)  (125)  Adjustments to reconcile net loss to net cash flows  Depreciation of property and equipment and lease right-of-use assets  30  31  29  Amortization of intangible assets  14  13  11  Impairment charges on real estate assets  90  —  —  Write-off of content assets  30  —  —  Excess and obsolete reserve  —  —  16  Share-based compensation expense  97  105  105  Finance income  (33)  (27)  (118)  Finance costs  27  77  14  Income tax expense  61  19  35  Other  2  (5)  (5)  Changes in working capital:  (Increase)/decrease in trade receivables and other assets  (97)  118  (68)  Increase/(decrease) in trade and other liabilities  77  (57)  138  Increase in deferred revenue  18  6  10  (Decrease)/increase in provisions  (2)  1  14  Interest paid on lease liabilities  (10)  (10)  (13)  Interest received  26  23  4  Income tax paid  (15)  (10)  (8)  Net cash flows from operating activities  13  59  39  Investing activities  Business combinations, net of cash acquired  —  —  (109)  Payment of deferred consideration pertaining to business combination  —  (7)  (5)  Purchases of property and equipment  (2)  (2)  (5)  Purchases of short term investments  (138)  (237)  (78)  Sales and maturities of short term investments  265  111  141  Change in restricted cash  (2)  —  3  Other  (10)  13  (4)  Net cash flows from/(used in) investing activities  113  (122)  (57)  Financing activities  Payments of lease liabilities  (27)  (15)  (10)  Lease incentives received  —  2  —  Proceeds from exercise of stock options  35  75  —  Payments for employee taxes withheld from restricted  stock unit releases  (16)  (13)  (10)  Net cash flows (used in)/from financing activities  (8)  49  (20)  Net increase/(decrease) in cash and cash equivalents  118  (14)  (38)  Cash and cash equivalents at beginning of the period  2,443  2,483  2,721  Net foreign exchange (losses)/gains on cash and cash equivalents  (11)  (26)  103  Cash and cash equivalents at period end   2,550   2,443   2,786  Interim condensed consolidated statement of cash flows  32  (Unaudited) (in € millions)  Three months ended

 Diluted loss per share  Net loss attributable to owners of the parent  (302)  (225)  (125)  Fair value gains on dilutive Exchangeable Notes  —  —  (41)  Net loss used in the computation of diluted loss per share  (302)  (225)  (166)  Shares used in computation:  Weighted-average ordinary shares outstanding  194,420,128  193,562,462  192,948,032  Exchangeable Notes  —  —  2,911,500  Diluted weighted-average ordinary shares  194,420,128.00  193,562,462.00  195,859,532.00  Diluted loss per share attributable to owners of the parent   (1.55)   (1.16)   (0.85)  (Unaudited)  (in € millions, except share and per share data)  Three months ended  June 30, 2023  March 31, 2023  June 30, 2022  Basic loss per share  Net loss attributable to owners of the parent  (302)  (225)  (125)  Shares used in computation:  Weighted-average ordinary shares outstanding  194,420,128  193,562,462  192,948,032  Basic loss per share attributable to owners of the parent   (1.55)   (1.16)   (0.65)  32  Calculation of basic and diluted loss per share

 32  June 30, 2023  June 30, 2022  IFRS revenue  3,177  2,864  Foreign exchange effect on 2023 revenue using 2022 rates  (94)  Revenue excluding foreign exchange effect  3,271  IFRS revenue year-over-year change %  11%  Revenue excluding foreign exchange effect year-over-year change %  14%  IFRS Premium revenue  2,773  2,504  Foreign exchange effect on 2023 Premium revenue using 2022 rates  (84)  Premium revenue excluding foreign exchange effect  2,857  IFRS Premium revenue year-over-year change %  11%  Premium revenue excluding foreign exchange effect year-over-year change %  14%  IFRS Ad-Supported revenue  404  360  Foreign exchange effect on 2023 Ad-Supported revenue using 2022 rates  (10)  Ad-Supported revenue excluding foreign exchange effect  414  IFRS Ad-Supported revenue year-over-year change %  12%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  15%  Three months ended  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  June 30, 2023  June 30, 2022  IFRS Operating expenses  1,013  898  Foreign exchange effect on 2023 operating expenses using 2022 rates  (27)  Operating expenses excluding foreign exchange effect  1,040  IFRS Operating expenses year over year change %  13 %  Operating expenses excluding foreign exchange effect year-over-year change %  16 %  Three months ended

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Net cash flows from/(used in) operating activities	203	(9)	39	122	107	65	54	123	119	37	39	40	(70)	59	13
Capital expenditures	(32)	(12)	(14)	(17)	(35)	(24)	(20)	(25)	(16)	(10)	(5)	(5)	(5)	(2)	(2)
Change in restricted cash	(2)	—	2	(2)	2	—	—	1	—	(5)	3	—	2	—	(2)
Free Cash Flow	**169**	**(21)**	**27**	**103**	**74**	**41**	**34**	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Net cash flows from operating activities	355	259	333	348	349	361	333	318	235	46	68	42
Capital expenditures	(75)	(78)	(90)	(96)	(104)	(85)	(71)	(56)	(36)	(25)	(17)	(14)
Change in restricted cash	(2)	2	2	—	3	1	(4)	(1)	(2)	—	5	—
Free Cash Flow	**278**	**183**	**245**	**252**	**248**	**277**	**258**	**261**	**197**	**21**	**56**	**28**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended						
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Net cash flows from operating activities	101	179	344	573	259	361	46
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**

31

Reconciliation of IFRS to non-IFRS results

Adjusted gross profit

(Unaudited)
(in € millions, except percentages)

	Three months ended								
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	March 31, 2023	June 30, 2022
	Consolidated			Premium			Ad-Supported		
IFRS revenue	3,177	3,042	2,864	2,773	2,713	2,504	404	329	360
IFRS cost of revenue	2,411	2,276	2,160	1,984	1,937	1,804	427	339	356
IFRS gross profit	766	766	704	789	776	700	-23	-10	4
IFRS gross margin	**24.1 %**	**25.2 %**	**24.6 %**	**28.5 %**	**28.6 %**	**28.0 %**	**(5.7)%**	**(3.0)%**	**1.1 %**
Adjustments:									
Less: changes in prior period estimates for rights holder liabilities	(8)	—	(11)	(3)	—	(11)	(5)	—	—
Add: Car Thing charge	—	—	31 (1)		—	31 (1)	—	—	—
Add: Employee severance and related charges	6 (4)	3 (5)	—	—	1 (5)	—	6 (4)	2 (5)	—
Add: Impairment charge on real estate assets	7 (2)	—	—	1 (2)	—	—	6 (2)	—	—
Add: Write-off of content assets and contract termination and other costs	39 (3)	—	—	—	—	—	39 (3)	—	—
Total adjustments	44	3	20	(2)	1	20	46	2	—
Adjusted gross profit (non-IFRS)	**810**	**769**	**724**	**787**	**777**	**720**	**23**	**(8)**	**4**
Adjusted gross margin (non-IFRS)	**25.5 %**	**25.3 %**	**25.3 %**	**28.4 %**	**28.6 %**	**28.8 %**	**5.7 %**	**(2.4)%**	**1.1 %**

Adjusted operating loss

(Unaudited)
(in € millions, except percentages)

	Three months ended		
	June 30, 2023	March 31, 2023	June 30, 2022
IFRS operating loss	(247)	(156)	(194)
Adjustments:			
Less: changes in prior period estimates for rights holder liabilities	(8)	—	(11)
Add: Car Thing charge	—	—	31 (1)
Add: Employee severance and related charges	12 (4)	44 (5)	—
Add: Impairment charge on real estate assets	90 (2)	—	—
Add: Write-off of assets and contract termination and other costs	41 (3)	—	—
Total adjustments	135	44	20
Adjusted operating loss (non-IFRS)	**(112)**	**(112)**	**(174)**
IFRS operating margin	(7.8)%	(5.1)%	(6.8)%
Adjusted operating margin (non-IFRS)	**(3.5)%**	**(3.7)%**	**(6.1)%**

(1) Reflects the charge recorded from discontinuing the production of CarThing
(2) Reflects non cash asset impairment charges related to real estate optimization plan
(3) Reflects content asset write offs and contract termination and related costs in connection with rationalizing our podcast content portfolio
(4) Reflects severance charges incurred primarily in connection with streamlining our podcast operations
(5) Reflects severance charges incurred in connection with our workforce reduction plan

32

APPENDIX  33

 Total Gross Margin Adjustments  All charges related to efficiency related activities were not included in guidance  *Adjusted Gross Margin is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  34

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q2 close, our stock price was $160.55. In Q3, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €18M impact on Social Charges.  35